

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 21, 2007

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

> **Re:** **Puda Coal, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed March 21, 2007**
>
> **Form 10-KSB/A-3 for Fiscal Year Ended December 31, 2005**
> **Filed February 2, 2007**
>
> **Forms 10-QSB/A for Fiscal Quarters Ended September 30, 2006, June 30, 2006, March 31, 2006, September 30, 2005 and June 30, 2005**
> **Filed February 2, 2007**
>
> **Response Letter Dated February 27, 2007**
> **File No. 333-85306**

Dear Mr. Ming:

        We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2/A-5 filed March 21, 2007

1.   As necessary, revise the Form SB-2 to conform to changes made to Forms 10-KSB and 10-QSB in response to our comments below.

Form 10-KSB/A-3 for the Fiscal Year Ended December 31, 2005

Consolidated Balance Sheet

2.   Please support your presentation of the line item "Less: reclassified to temporary equity." Since your restatement is to present the correction of an error and to show the Option to buy-out Shanxi Coal as temporary equity, it is unclear why you show this line item as what appears to be a contra-stockholders' equity account. Please revise or contact us to further discuss your presentation. This comment applies to like disclosure in the other filings you recently amended.

Consolidated Statements of Operations

3.   We note that you present pro forma net (loss)/income and basic and diluted pro forma (loss)/earnings per share. Please tell us the basis for your presentation and cite the applicable accounting guidance that you have followed. Please contact us at your earliest convenience so that we may discuss your presentation further. This comment applies to like disclosure in the other filings you recently amended.

Controls and Procedures

4.   We note your statement that "The revisions to the financial statements relate to complicated accounting matters while the Company had the correct information regarding the conversion, feature warrants, debt issuance and Option to buy-out Shanxi Coal and therefore believes its has adequate disclosure controls and procedures, it came to the wrong conclusion regarding applicable accounting treatments." Please revise your conclusion to use the term effective or ineffective, as appropriate.

Exhibits 31.1 and 31.2

5.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should refer to the Company throughout the certification as the "small business issuer" instead of as the "registrant."

Form 10-QSB/A-2 for the Fiscal Quarter Ended September 30, 2006

Unaudited Consolidated Balance Sheet

6.   Please support your presentation of the line item "Less: reclassified to temporary equity." Since your restatement is to present the correction of an error and to show the Option to buy-out Shanxi Coal as temporary equity, it is unclear why you show this line item as a top-side adjustment to stockholders' equity. Please revise accordingly or contact us to further discuss your presentation.

Consolidated Statements of Operations

7.   We note that you present pro forma net (loss)/income and basic and diluted pro forma (loss)/earnings per share. Please tell us the basis for your presentation and cite the applicable accounting guidance that you have followed. In addition, please tell us why you do not similarly present these items for the three and nine months ended September 30, 2006. Please contact us at your earliest convenience so that we may discuss your presentation further.

Controls and Procedures

8.   We note your statement that "The revisions to the financial statements relate to complicated accounting matters while the Company had the correct information regarding the conversion, feature warrants, debt issuance and Option to buy-out Shanxi Coal and therefore believes its has adequate disclosure controls and procedures, it came to the wrong conclusion regarding applicable accounting treatments." Please revise your conclusion to use the term effective or ineffective, as appropriate.

Exhibits 31.1 and 31.2

9.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should refer to the Company throughout the certification as the "small business issuer" instead of as the "registrant."

Form 10-QSB/A-2 for the Fiscal Quarter Ended June 30, 2006

Controls and Procedures

10.   We note your statement that "The revisions to the financial statements relate to
        complicated accounting matters while the Company had the correct information
        regarding the conversion, feature warrants, debt issuance and Option to buy-out
        Shanxi Coal and therefore believes its has adequate disclosure controls and
        procedures, it came to the wrong conclusion regarding applicable accounting
        treatments." Please revise your conclusion to use the term effective or
        ineffective, as appropriate.

Exhibits 31.1 and 31.2

11.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act
        of 2002 is worded such that it does not precisely match the language as set forth
        in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the
        required Section 302 certifications, and amend your exhibits as appropriate. In
        this regard and without limitation, i) you should refer to the Company throughout
        the certification as the "small business issuer" instead of as the "registrant," ii)
        you should not make reference to the type of report (i.e. quarterly or annual),
        other than in the first paragraph, and iii) paragraph 4(b) should not make
        reference to an evaluation of the effectiveness of your disclosure controls and
        procedures "as of a date within 90 days prior to the filing date." Please refer to
        FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002
        – Frequently Asked Questions, located at
        http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of
        Regulation S-K for the exact text of the required Section 302 certification.

Form 10-QSB/A-2 for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures

12.   We note your statement that "The revisions to the financial statements relate to
        complicated accounting matters while the Company had the correct information
        regarding the conversion, feature warrants, debt issuance and Option to buy-out
        Shanxi Coal and therefore believes its has adequate disclosure controls and
        procedures, it came to the wrong conclusion regarding applicable accounting
        treatments." Please revise your conclusion to use the term effective or
        ineffective, as appropriate.

Exhibits 31.1 and 31.2

13.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should refer to the Company throughout the certification as the "small business issuer" instead of as the "registrant."

Form 10-QSB/A-1 for the Fiscal Quarter Ended September 30, 2005

Exhibits 31.1 and 31.2

14.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should refer to the Company throughout the certification as the "small business issuer" instead of as the "registrant."

Form 10-QSB/A-1 for the Fiscal Quarter Ended June 30, 2005

Exhibits 31.1 and 31.2

15.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, i) you should refer to the Company throughout the certification as the "small business issuer" instead of as the "registrant," ii) you should not make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph, and iii) paragraph 4(b) should not make reference to an evaluation of the effectiveness of your disclosure controls and procedures "as of a date within 90 days prior to the filing date." Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification.

General

16.   In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements (EITF 00-19-2). EITF 00-19-2 addresses an issuer's accounting for registration payment arrangements. In light of this guidance, please consider the nature of the registration payment arrangement associated with your issuance of $12,500,000 aggregate principal amount of 8% unsecured convertible notes and related warrants to determine whether you should apply the transition guidance in the EITF. Please confirm to us that you will take this guidance into consideration in preparation of your Form 10-QSB for the fiscal quarter ended March 31, 2007.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief